Exhibit 99.1

WiLAN to Present at 14th Annual Needham Growth Conference

OTTAWA, Canada – January 4, 2012 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASD:WILN) will present at the 14th Annual Needham Growth Conference at The New York Palace Hotel in New York City, New York. The presentation will take place on Wednesday, January 11, 2012 at 4:50 pm Eastern Time. Presenting from management will be Jim Skippen, Chairman & CEO.

A live webcast of the presentation can be accessed in the events section of WiLAN’s website at http://www.wilan.com/company/Investors/Events/default.aspx. The presentation will be archived for a period of 90 days.

About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company. WiLAN has licensed its intellectual property to over 255 companies worldwide. Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital television receivers. WiLAN has a large and growing portfolio of more than 3000 issued or pending patents. For more information: www.wilan.com.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For Media inquiries, please contact:

Kathryn Hughes

Director, Marketing & Communications

O: 613.688.4897

C: 613.898.6781

E: khughes@wilan.com

For Investor inquiries, please contact:

Tyler Burns

Director, Investor Relations

O: 613.688.4330

C: 613.697.0367

E: tburns@wilan.com

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